EXHIBIT 12.3

COMPUTATION OF OPERATING CASH PERFORMANCE RATIOS

	Years Ended December 31,
	2002	2001	2000
	(Dollars in Thousands)
Operating Cash Earnings:
Net income	$25,587	$16,188	$13,653
Add acquisition and conversion costs, net of tax	—	187	—
Add goodwill amortization, net of tax	—	2,538	2,494

Operating cash earnings	$25,587	$18,913	$16,147

Operating Cash Earnings Per Share - Diluted:
Operating cash earnings per share	$25,587	$18,913	$16,147

Weighted average shares outstanding - diluted	12,241	11,257	10,834

Operating cash earnings per share - diluted	$2.09	$1.68	$1.49

Return on Average Shareholders’ Equity:
Operating cash earnings per share	$25,587	$18,913	$16,147

Average shareholders’ equity	$184,168	$154,008	$124,172

Return on average shareholders’ equity (annualized)	13.9%	12.3%	13.0%

Return on Average Assets:
Operating cash earnings	$25,587	$18,913	$16,147

Average assets	$3,201,929	$2,788,471	$2,632,907

Return on average assets (annualized)	0.80%	0.68%	0.62%

Operating Efficiency:
Operating expenses	$80,943	$73,293	$67,968
Less acquisition and conversion costs	—	283	—
Less goodwill and intangible amortization	644	5,377	5,490

Operating expenses, adjusted	$80,299	$67,633	$62,478

Other income, excluding acquisition-related adjustments	$29,080	$20,721	$14,488
Net interest income	100,348	84,869	79,766

Total revenue	$129,428	$105,590	$94,254

Operating efficiency	62.0%	64.1%	66.3%